Artison Investments, Ltd.
16526 106th CT
Orland Park, Illinois 60647

April 28, 2011

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Artison Investments, Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 29, 2010
File No. 333-169304

Dear Ms. Long:

Artison Investments, Ltd. submits this letter to you in response to your letter of May 25, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Form S-1

General

COMMENT:

1.
We note your response to comment 2 of our letter dated October 6, 2010.  We continue to believe that because your disclosure indicates that your company is a development  stage company involved primarily in organizational activities to date with nominal assets, no revenues, no working capital, no firm commitments for raising additional financing, no operations, no manufactured products, and no definitive agreements to license or sell its products, your company’s proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act.  Please revise the registration statement to comply with Rule 419.  Otherwise, please disclose prominently in the forepart of the prospectus that you are not a blank check company and have no plans or intentions to engage in a merger, acquisition or other business combination with an unidentified company or companies, or other entity.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to include a disclosure on the first page of the Form S-1/A filing as written below:

The Company is not a blank check company and we have no plans or intentions to engage in a merger, acquisition or other business combination with an unidentified company or companies, or other entity.

COMMENT:

2.
We note your response to comment 3 of our letter dated October 6, 2010.  We note in your response that Mr. Mukherjee has not acted as a promoter and does not have any controlling interest in companies actively reporting to the Commission.  Please advise us as to all other registration statements of companies for which Mr. Mukherjee may have acted as a promoter, including companies not actively reporting to the commission, or in which he has a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between he and these companies and their affiliates.

RESPONSE:

We acknowledge the Staff’s comment and the Company clarifies it’s response as written below.

Our sole officer and director Mr. Mukherjee, has not acted as a promoter and does not have any controlling interest in any companies reporting with the Commission.  In addition, Mr. Mukherjee currently is not, and has not acted in any capacity listed above with companies which are not viable or dormant, and which businesses have been modified and restated from that described in the offering documents, noting the companies reporting with the Commission.

COMMENT:

Outside Front Cover Page Prospectus

3.	Please remove the last sentence of the first paragraph on the cover page.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the last sentence of the first paragraph on the cover page.

COMMENT:

Risk Factors

4.
We note your response to comment 15 of our letter dated October 6, 2010.  We note the disclosure in the section “You May Not Be Able To Sell…” on page 9 regarding attaining a “listing” on the OTCBB.  Securities are “quoted” on the OTC Bulletin Board, not listed.  Please revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the word “listing” and replaced it with the word “quoted” in the ‘Risk Factors” section of the Form S-1/A filing.

COMMENT:

5.
We note your response to comment 21 of our letter dated October 6, 2010.  Some of your risks contain language such as “we cannot guarantee”, “there can be no assurance” and “there are no assurances”.  The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurances or guarantees.  Please remove all such disclosure and revise your risk factors accordingly to address the particular risk, rather than your ability to offer assurances.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed all language such as “we cannot guarantee”, “there can be no assurance” and “there are no assurances”.  In addition, we have revised our risk factors accordingly to address the particular risk rather than our ability to offer assurances.

COMMENT:

6.
We note your response to comment 23 of our letter dated October 6, 2010.  Please revise this section to provide brief and descriptive subheadings with the bulk of the risks described in the narrative of each risk factor.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised this section to provide brief and descriptive subheadings with the bulk of the risks described in the narrative of each risk factor.

COMMENT:

7.
We note that in your response to comment 24 of our letter dated October 6, 2010, you disclose that Mr. Mukherjee “is devoted to the project on a full-time basis”.  We also note disclosure in the first paragraph after “Risks Associated with our Company” on page 8 that states Debopam Mukherjee…”is involved in other business activities”.  Please revise to consistently disclose Mr. Mukherjee’s involvement in the business.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Risk Factor’ section and throughout the filing to reflect that Mr. Mukherjee is “devoted to the project on a full-time basis”.

COMMENT:

Terms of the Offering, page 14

8.
Please revise to resolve the discrepancy between the disclosure here that you will sell your common stock at $0.01 per share and the disclosure elsewhere that you are selling your common stock for $0.05 per share.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Terms of the Offering” section to accurately reflect a common stock offering price of $.05 per share.

COMMENT:

9.	We note that you will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement. Please revise your next amendment accordingly. .

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing as written below:

As of the date of this Prospectus, Artison Investments, Inc. has identified Illinois and Nevada as the states where the offering will be sold.

COMMENT:

Terms of the Offering, page 14

10.
Disclose whether you are attempting to incorporate the information on external web sites into this prospectus.  Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.  http://www.sec.gov/rules/interp/34-42728.htm#P168 27531.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company is only referencing these external web sites as supporting “sources and references” that the facts and figures provided can be verified by the reader.  We have added additional wording before the external links specifically stating that “source and additional reading available at” solely for the benefit of the reader.

COMMENT:

11.
The sentence in the second paragraph of this section that you “are a small, start-up company that lacks a stable customer base” suggests that you have a customer base.  Please revise to state that you have no operations or customers.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the first sentence in the second paragraph to state that we have no operations or customers.  The sentence appears in the filing as written below:

We are a small, start-up company that has no operations or customers.

COMMENT:

Background, page 18

12.
We reissue comment 34 from our letter dated October 6, 2010.  Please review the disclosure throughout this section and elsewhere in the filing and ensure that you identify the source(s) for the information you provide.  In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management’s belief or another source.  If the information is based upon management’s belief, please indicate that this in the case and also provide an explanation for the basis of your belief.  If this information is based upon another source, please clearly indicate that this is the case and identify the source.  Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and therefore, remains reliable.  Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this.  Otherwise, please confirm that these sources are widely available to the public.  If any sources are not publicly available either file consents or explain to us why you are required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.  To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.  We may have additional comments after we review your response.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing throughout to provide sources where the reader can verify factual statements and or search additional related information.  In addition, please see response to staff comment number 10 stating that we added additional wording referencing external sources of information.

COMMENT:

Number of Total Employees and Number of Full Time Employees, page 24

13.	We note your response to comment 5 of our letter dated October 6, 2010. Please revise this section to disclose that you have a sole officer and director and not sole “officers and directors”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing in the section “Number of Total Employees and Number of Full Time Employees” to disclose that we have only a “sole office and director” and not “officers and directors”.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 29

14.
We note your response to comment 5 of our letter dated October 6, 2010.  Please revise Mr. Mukherjee’s biography to provide a description of his business experience including dates and places of employment for the past five years.  Please also revise to discuss the specific experiences, qualifications, attributes or skills that lead you to the conclusion that Mr. Mukherjee should serve as a director.  See Item 401 of Regulation S-K..

RESPONSE:

We acknowledge the Staff’s comment and we have revised Mr. Mukherjee’s biography to provide a description of business experience including dates and places of employment for the past five years.  In addition, we have revised his biography to discuss the specific experiences, qualifications, attributes or skills that lead us to the conclusion that Mr. Mukherjee should serve as a director.  We have provided below the Mr. Mukherjee’s revised biography as it now appears in the amended Form S-/A filing.

BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

2010-present: - Mr. Mukherjee devotes his efforts on a full time basis to furthering the business of Artison Investments Limited. The business plan to execution road map has been worked in this phase of his work. Mr. Mukherjee, apart from working on the business planning, is involved with the plant and manufacturing companies in different parts of the world to bring the products to market by using Bamboo as a raw material.   2006-2009:- In this period, Mr. Mukherjee, has been involved in researching and evaluating all the alternates to develop an eco-friendly strong easily usable Wood substitute. The products for raw material evaluated comprises of Banana skin, Coconut shell, Jute sticks, Public Wastes, Rocky Soil etc. apart from Bamboo. The research involved the feasibility of using such raw material which can bring in the same consistency like wood and also its availability in large quantity for mass production in different parts of the world. The economic viability was also a part of the study.

For the last five years he has been involved in doing research and planning in developing the unique product PLYBOARD (Particleboard, MDF, OSB) by using Bamboo which will replace wood in every application – right from furniture to building. The research involves in studying the characteristics and composition of Bamboo and other alternates to create Wood substitute which is stronger and more eco-friendly. By developing Wood substitute from Bamboo not only helps the environment but also helps is stopping deforestation, and stopping other environmental hazards.

In 1995, Mr. Mukherjee founded the Astral Group where under his leadership, the Astral Group created innovative technology solutions configuring telephony features and functions to network devices.  Astral created an entire line of products related to the communication needs of businesses.  AVMS’s core technology is a unique all-in-one solution based on software that has applications for both enterprise customers and future IP Centrex and Communication Application Service Providers. Before starting Astral in 1995, Mr. Mukherjee co-founded Angine Ltd (a hardware contract manufacturing unit) in 1989, followed by Color monitor manufacturing in 1993. Mr. Mukherjee’s business philosophy had been to focus on e-services since they have the potential to radically energize legacy processes in both technical and business applications. In 1998, Mr. Mukherjee started Atesto Technologies. Atesto Solutions Suite designed an integrated web platform to transform real world testing and performance management for web applications through their entire lifecycle. Mr. Mukherjee’s leadership and management skills were instrumental in building an international presence for Angine, Astral and Atesto.  The company's marquee customer base included Microsoft, Beyond.com, Marimba, PlanetWeb, HCL Technologies, i2 Technologies.  In 1993, Atesto was acquired in a cash and stock deal by INFOVISTA, a NASDAQ company. Mr. Mukherjee received a Bachelor Degree in Economics from the University of Calcutta in 1984 and a MBA from the Indian Institute of Management in 1986.

Mr. Mukherjee has been a successful entrepreneur and has executed business in the past. His vision to develop a Wood substitute is path breaking as there are no such initiative at the current time available in the world market. Global Warming and the carbon footprint is a worldwide concern and Mr. Mukherjee’s vision is to create a product that will contribute to help bring a solution to both of these pressing issues.  Developing a wood alternative with eco-friendly raw material we feel is a relevant contribution to the entire world’s environment.  Though the concept of Wood replacement may sound very simple but the research and time Mr. Mukherjee has put in to come to the stage of starting this revolutionary idea to implementation only proves that he is our right person as the Director to take this initiative forward. Nonetheless his past experience in running successful businesses add to his credibility and we believe he is the right person for the task.

COMMENT:

Reports to Security Holders, page 31

15.
We note your response to comment 55 of our letter dated October 6, 2010.  Please revise to delete “You are encouraged to give your internet address, if available.”  See Item 101(h)(5)(iii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Reports to Security Holders” section and deleted the wording “You are encouraged to give your internet address, if available”.

COMMENT:

Undertakings, page 47

16.
We reissue comment 57 of our letter dated October 6, 2010.  Please revise the undertakings to provide them in the form required by item 512 of Regulation S-K.  In this regard, we note that certain language has been omitted and you use the term “small business issuer”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the undertaking to provide them in the form required by item 512 of Regulation S-K.  We have provided a copy of the undertakings as they now appear in the filing below.

ITEM 17 - UNDERTAKINGS

UNDERTAKINGS

The undersigned hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this
Registration Statement to:

(i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) include any additional or changed material information on the plan of distribution.

(2) that for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) that for determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a directors, officers or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

COMMENT:

Legal Opinion, Exhibits 5.1

17.
We note your response to comment 61 of our letter dated October 6, 2010.  Please have counsel revise its opinion to clarify that counsel is opinion on the legality of the common stock under the laws of Nevada, the state in which the registrant is incorporated.

RESPONSE:

We acknowledge the Staff’s comment and confirm the “Legal Opinion” in Exhibit 5.1 is revised in its opinion accordingly.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Debopam Mukherjee

Debopam Mukherjee
President

cc:           Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.